FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

HURRAY! ANNOUNCES MERGER WITH KU6
Beijing, China — November 27, 2009 — Hurray! Holding Co., Ltd. (or Hurray!) (NASDAQ: HRAY), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, announced today that Hurray! and the shareholders of Ku6 Holding Limited (“Ku6”), a leading online video portal in China have agreed to the sale of Ku6 to Hurray!, in an all stock transaction under which all of the outstanding capital shares of Ku6 will be sold to Hurray! and all of the outstanding employee stock options of Ku6 will be cancelled, in exchange for an aggregate of 723,684,204 Hurray! ordinary shares, of which 44,438,100 will be represented by American Depositary Shares of Hurray!, each representing 100 ordinary shares of Hurray!. After the completion of the merger, Ku6 will retain its brand name and become a wholly-owned subsidiary of Hurray!.
Completion of the share purchase will be subject to the condition that the shareholders of Hurray! approve the issuance of ordinary shares of Hurray! to the shareholders and option holders of Ku6 at a special shareholders meeting to be convened in the near future. The Board of Directors of Hurray! has unanimously recommended this transaction. The transaction is expected to close in the first quarter of 2010.
Certain executive officers and selling shareholders of Ku6 intend to enter into lock-up agreements for a period of 180 days to two years after closing with respect to the Hurray! shares that they will receive in the merger.
Commenting on this merger, Mr. Haibin Qu, Acting Chief Executive Officer of Hurray! said, “We are very pleased to announce this merger with Ku6, which we believe is one of the best online video portals in China. The Ku6 team has built an exciting and powerful media platform that complements Hurray!’s digital music and mobile distribution platform. Together, we believe that we will have more opportunities to achieve synergies going forward and we are well-positioned to capture opportunities in the fast-growing internet and media market in China.”
“This is a defining moment for Ku6,” said Mr. Shanyou Li, Chief Executive Officer of Ku6. “We are excited to join forces with Hurray!. I am confident that with Hurray!’s wireless complementary content, music distribution platforms and large music user base, Ku6 can bring together the most exciting digital content and build the leading integrated mobile and video entertainment platform in China.”
About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music. The Company, through Fly Songs, also organizes concerts and other music events in China.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.
About Ku6
Founded in June 2006, Ku6.com is a web2.0-based online video website and has quickly become one of the leading online video portals in China. In June 2008, Ku6 was the first privately held video portal to receive a License for Internet Broadcasting Audio-Visual Programs issued by the State Administration for Radio, Film and Television (the “SARFT”). After that, Ku6 was awarded by CCTV, China’s national broadcaster, the rights to provide VOD services on the 2008 Beijing Olympic Games using CCTV’s video images, as the first one amongst all online video portals. Ku6 received its first round of venture funding in 2007 and second round of venture funding in 2008, which were led by Draper Fisher Jurvetson (DFJ) and DT Capital Partners, UMC Capital and SBI Broadband Fund respectively.
Davis Polk & Wardwell LLP acts as legal counsel to Hurray!, Han Kun Law Offices and DLA Piper act as legal counsel to Ku6, and Morrison & Foerster LLP acts as legal counsel to Draper Fisher Jurvetson (DFJ) and other investors.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes” and similar statements, which include without limitation statements regarding (A) Hurray!’s and Ku6’s ability to (i) achieve synergies and (ii) capture opportunities in the internet and media market in China; and (B) Hurray!’s ability to (i) further enhance the efficiency of Ku6’s operations, and (ii) better leverage Ku6’s business and resources.. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the risk that this or any future merger will not create the operational and financial results that the management and boards of directors of Hurray! and Ku6 expect, including in particular the possibility that this merger may not be accretive to earnings in any future period or that Ku6 will not continue to be able to attract users in China; the risk that Hurray! will not be able to effectively manage Ku6 or effectively utilize its online video portal; the risk that the popularity of music-related wireless value-added services will not continue to grow or that it may decrease; the risk that this and any future merger could divert management’s attention from Hurray!’s operations, which could adversely affect its results of operations; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.
For more information, please contact:
Christina Low
Investor Relations Officer
Tel: 8610-88695237
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Haibin Qu
	Name:	Haibin Qu
	Title:	Acting Chief Executive Officer

Date: November 30, 2009

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